MARKET UPDATE AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

July 26, 2012 - Shareholders of Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) are referred to the announcements released on the Securities Exchange News Service on 2 February 2012, 3 May 2012 and 14 June 2012 respectively, relating to the agreement of the key terms in respect of a transaction to restructure, recapitalize and refinance Atlatsa and the Bokoni group of companies (“Bokoni group”) (the “Restructure Plan”).

The new management team at Bokoni Platinum Mines (“Bokoni”), led by Mr Dawid Stander, is making significant progress in implementing the turnaround strategy at Bokoni. In addition, a number of opportunities to optimize and enhance the operational plan underpinning the Restructure Plan have been identified and these opportunities are currently under consideration by Atlatsa and Anglo American Platinum Ltd (“the Bokoni review”).

The parties are not contemplating closure of the Bokoni operations, as Bokoni represents a Tier 1 ore body on the Eastern Limb of the Bushveld Complex, earmarked for expansion into the future with two significant ramp-up projects currently in progress.

In light of the Bokoni review the Restructure Plan will not be finalized by July, 2012 as originally contemplated and a revised timetable for implementation will be published once the Bokoni review process is completed.

Shareholders are advised that the parties are still in the process of completing definitive transaction agreements relating to the Restructure Plan.

Once all definitive transaction agreements have been finalized the Company will publish the financial effects of the Restructure Plan and post its circular to shareholders seeking necessary approvals for its implementation.

A further announcement will be released on the Securities Exchange News Service, filed on SEDAR and EDGAR, and published in the South African press, as soon as the financial effects have been finalized, and the definitive transaction agreements have been executed.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne / Melanie de Nysschen

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.